Product Supplement No. FX MITTS-1
(To Prospectus dated March 22, 2012
and Notes, Series 1 Prospectus Supplement dated March 22, 2012)
April 10, 2013



Currency Market Index Target-Term Securities® "Currency MITTS®"

- Currency MITTS are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC," or the "Issuer"). Any payments due on Currency MITTS, including any repayment of principal, will be subject to the credit risk of HSBC.

- Currency MITTS may not guarantee full return of principal at maturity, and we will not pay interest on Currency MITTS. Instead, the return on Currency MITTS will be based on the performance of an underlying "**Exchange Rate Measure,**" which measures the value of an investment in a currency or a basket of currencies relative to another currency, based on the exchange rates of the relevant currencies.

- If the value of the Exchange Rate Measure increases from its Starting Value to its Ending Value (each as defined below), you will receive at maturity a cash payment per unit (the "**Redemption Amount**") that equals the principal amount plus a multiple (the "**Participation Rate**") of that increase. The Participation Rate will typically be greater than or equal to 100%. The Redemption Amount may also be subject to a specified cap (the "**Capped Value**").

- If the value of the Exchange Rate Measure does not change or decreases from its Starting Value, you will receive a Redemption Amount that is no less than the minimum redemption amount per unit (the "**Minimum Redemption Amount**"). The Minimum Redemption Amount may be less than or equal to the principal amount. If the Minimum Redemption Amount is less than the principal amount, you may lose a portion of your investment in Currency MITTS.

- This product supplement describes the general terms of Currency MITTS, the risk factors to consider before investing, the general manner in which they may be offered and sold, and other relevant information.

- For each offering of Currency MITTS, we will provide you with a pricing supplement (which we refer to as a "**term sheet**") that will describe the specific terms of that offering, including the specific Exchange Rate Measure, the Participation Rate, the Minimum Redemption Amount, any applicable Capped Value, and certain risk factors. The term sheet will identify, if applicable, any additions or changes to the terms specified in this product supplement.

- Currency MITTS will be issued in denominations of whole units. Unless otherwise set forth in the applicable term sheet, each unit will have a principal amount of $10. The term sheet may also set forth a minimum number of units that you must purchase.

- Unless otherwise specified in the applicable term sheet, Currency MITTS will not be listed on a securities exchange or quotation system.

- Merrill Lynch, Pierce, Fenner & Smith Incorporated ("**MLPF&S**") and one or more of its affiliates may act as our agents to offer Currency MITTS and will act in a principal capacity in such role.

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*The Currency MITTS offered hereunder are not deposit liabilities or other obligations of a bank, are not insured by the Federal Deposit Insurance Corporation (the "**FDIC**") or any other governmental agency of the United States or any other jurisdiction, and carry investment risks, including possible loss of the amount invested due to the credit risk of HSBC. Potential purchasers of Currency MITTS should consider the information in "Risk Factors" beginning on page PS-6 of this product supplement, page S-5 of the accompanying Series 1 prospectus supplement, and page 8 of the accompanying prospectus.*

*Neither the U.S. Securities and Exchange Commission (the "**SEC**") nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or the adequacy of this product supplement, the prospectus supplement, or the prospectus. Any representation to the contrary is a criminal offense.*

Merrill Lynch & Co.

TABLE OF CONTENTS

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MITTS® and "Market Index Target-Term Securities®" are registered service marks of Bank of America Corporation, the parent corporation of MLPF&S.

SUMMARY

The information in this "Summary" section is qualified in its entirety by the more detailed explanation set forth elsewhere in this product supplement, the prospectus supplement, and the prospectus, as well as the applicable term sheet. Neither we nor MLPF&S have authorized any other person to provide you with any information different from the information set forth in these documents. If anyone provides you with different or inconsistent information, you should not rely on it.

Key Terms:

General:	Currency MITTS are senior debt securities issued by HSBC, and are not guaranteed or insured by the FDIC or secured by collateral, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, Currency MITTS will rank on par equally with all of the other unsecured and unsubordinated obligations of HSBC. **Any payment to be made on Currency MITTS, including any return of principal, depends on HSBC's credit risk and the ability of HSBC to satisfy its obligations as they become due.**
	The return on Currency MITTS will be based on the performance of an Exchange Rate Measure. Depending upon the terms of your Currency MITTS, if the value of the applicable Exchange Rate Measure decreases, you will receive at least the Minimum Redemption Amount specified in the applicable term sheet.
	Each issue of Currency MITTS will mature on the date set forth in the applicable term sheet. We cannot redeem Currency MITTS at any earlier date. We will not make any payments on Currency MITTS until maturity, and you will not receive interest payments.
Exchange Rate Measure:	The Exchange Rate Measure applicable to each offering of Currency MITTS will measure the value of an investment in a currency or a basket (a "**Basket**") of currencies (each, an "**Underlying Currency**" and together, the "**Underlying Currencies**") relative to another currency (the "**Base Currency**"), based on the Exchange Rate (as defined below) of each Underlying Currency.
Exchange Rate Measure Performance:	The performance of the Exchange Rate Measure will be measured according to the percentage change of the Exchange Rate Measure from its Starting Value to its Ending Value.
	Unless otherwise specified in the applicable term sheet:
	"**Starting Value**" will be set to 100 on the date when the Currency MITTS are priced for initial sale to the public (the "**pricing date**").
	We will assign each Underlying Currency a weighting (an "**Exchange Rate Weighting**"). Each Exchange Rate Weighting will represent a percentage of the Starting Value on the pricing date. The sum of the Exchange Rate Weighting for each Underlying Currency will equal 100%. Therefore, if your Currency MITTS are linked to a single Underlying Currency, its Exchange Rate Weighting will equal 100%. We may assign equal or unequal Exchange Rate Weightings to the applicable Underlying Currencies in a Basket. The Exchange Rate Weighting for each Underlying Currency will be set forth in the term sheet.
	"**Ending Value**" will equal (i) 100 plus (ii) the product of (a) 100 and (b) the sum of the Weighted Return (as defined below) for each Underlying Currency.
	Unless otherwise set forth in the applicable term sheet, the "**Weighted Return**" for each Underlying Currency will be determined by the calculation agent using one of the formulas set forth in the section entitled "Description of Currency MITTS—The Starting Value and the Ending Value—Ending Value." These formulas compare the Initial Exchange Rate of an Underlying Currency to its Final Exchange Rate (each as defined below), as set forth in the applicable term sheet.

Exchange Rate:	Unless otherwise specified in the applicable term sheet, the "**Exchange Rate**" for an Underlying Currency will be expressed as the number of units of that Underlying Currency for which one unit of Base Currency can be exchanged.
Initial Exchange Rate:	Unless otherwise specified in the applicable term sheet, for an Underlying Currency, the "**Initial Exchange Rate**" will be the Exchange Rate of that Underlying Currency as reported on a specified page at a specified time on the pricing date, as determined by the calculation agent and specified in the term sheet.
Final Exchange Rate:	Unless otherwise specified in the applicable term sheet, for an Underlying Currency, the "**Final Exchange Rate**" will be the Exchange Rate of that Underlying Currency as reported on a specified page at a specified time on the calculation day (as defined below) shortly before the maturity date, as determined by the calculation agent and specified in the term sheet.
	If a Non-Publication Event (as defined below) occurs and is continuing on the pricing date or a calculation day, or if certain other events occur, the calculation agent will determine the applicable Exchange Rate as set forth in the section "Description of Currency MITTS—Non-Publication Event."
Participation Rate:	The rate at which investors participate in the increase in the value of the Exchange Rate Measure, as calculated below. The Participation Rate will be equal to or greater than 100%, and will be set forth in the term sheet.
Capped Value:	The maximum Redemption Amount, if one is applicable to your Currency MITTS. If a Capped Value is applicable to your Currency MITTS, your investment return, if any, is limited to the amount represented by the Capped Value. We will determine the applicable Capped Value on the pricing date.
Redemption Amount at Maturity:	At maturity, you will receive a Redemption Amount that is greater than the principal amount if the value of the Exchange Rate Measure increases from the Starting Value to the Ending Value. However, in no event will the Redemption Amount exceed the Capped Value, if applicable. If the value of the Exchange Rate Measure does not change or decreases from the Starting Value to the Ending Value, you will receive an amount determined as set forth below.

Any payments due on the Currency MITTS, including repayment of principal, are subject to our credit risk as issuer of Currency MITTS.

The Redemption Amount, denominated in U.S. dollars, will be calculated as follows:



Is the Ending Value greater than the Starting Value?

Yes → You will receive per unit:

$$\text{Principal Amount} + \left[\text{Principal Amount} \times \text{Participation Rate} \times \left(\frac{\text{Ending Value} - \text{Starting Value}}{\text{Starting Value}}\right)\right]$$

The Redemption Amount will not exceed the Capped Value, if applicable.

No → You will receive per unit:

$$\text{Principal Amount} - \left[\text{Principal Amount} \times \left(\frac{\text{Starting Value} - \text{Ending Value}}{\text{Starting Value}}\right)\right]$$

The Redemption Amount will not be less than the Minimum Redemption Amount per unit.

Minimum Redemption Amount:	The Minimum Redemption Amount may be less than or equal to the principal amount, as specified in the applicable term sheet.
Principal at Risk:	If the Minimum Redemption Amount for your Currency MITTS is less than the principal amount, you may lose a portion of the principal amount of the Currency MITTS. Further, if you sell your Currency MITTS prior to maturity, the price you may receive may be less than the price that you paid for the Currency MITTS, and could be less than the Minimum Redemption Amount.
Calculation Agent:	The calculation agent will make all determinations associated with the Currency MITTS. Unless otherwise set forth in the applicable term sheet, we or one or more of our affiliates, acting independently or jointly with MLPF&S or its affiliate, will act as the calculation agent, or we may appoint MLPF&S or one of its affiliates to act as calculation agent for the Currency MITTS. See the section entitled "Description of Currency MITTS—Role of the Calculation Agent."
Agents:	MLPF&S and one or more of its affiliates will act as our agents in connection with each offering of Currency MITTS and will receive an underwriting discount based on the number of units of Currency MITTS sold. None of the agents is your fiduciary or advisor solely as a result of the making of any offering of Currency MITTS, and you should not rely upon this product supplement, the term sheet, or the accompanying prospectus or prospectus supplement as investment advice or a recommendation to purchase Currency MITTS.
Listing:	Unless otherwise specified in the applicable term sheet, Currency MITTS will not be listed on a securities exchange or quotation system.
U.S. Federal Income Tax Consequences:	Currency MITTS will be subject to federal income tax, even though no payments on the Currency MITTS will be made until the maturity date. You are urged to review the section entitled "U.S. Federal Income Tax Summary" and to consult your own tax advisor.

You should read carefully the entire prospectus, prospectus supplement, and product supplement, together with the applicable term sheet, to understand fully the terms of your Currency MITTS, as well as the tax and other considerations important to you in making a decision about whether to invest in any Currency MITTS. In particular, you should review carefully the sections in this product supplement and the accompanying prospectus supplement entitled "Risk Factors," which highlight a number of risks of an investment in Currency MITTS, to determine whether an investment in Currency MITTS is appropriate for you. If information in this product supplement is inconsistent with the prospectus or prospectus supplement, this product supplement will supersede those documents. However, if information in any term sheet is inconsistent with this product supplement, that term sheet will supersede this product supplement.

None of us, the agents, or our respective affiliates is making an offer to sell Currency MITTS in any jurisdiction where the offer or sale is not permitted.

Certain capitalized terms used and not defined in this product supplement have the meanings ascribed to them in the prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this product supplement to "we," "us," "our," or similar references are to HSBC USA Inc.

You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any Currency MITTS.

RISK FACTORS

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities. You should understand the risks of investing in Currency MITTS and should reach an investment decision only after careful consideration with your advisors with respect to Currency MITTS in light of your particular financial and other circumstances and the information set forth in the relevant term sheet, this product supplement and the accompanying prospectus supplement and prospectus.

General Risks Relating to Currency MITTS

You may not earn a return on your investment and, if the Minimum Redemption Amount is less than the principal amount, then your investment may result in a loss. The payment you will receive on the maturity date on your Currency MITTS will depend on the direction of and percentage change in the value of the Exchange Rate Measure to which your Currency MITTS are linked. If the value of the Exchange Rate Measure decreases from the Starting Value to the Ending Value, you will not receive any positive return on your Currency MITTS, and if the Minimum Redemption Amount is less than the principal amount, your investment will result in a loss.

Your return on Currency MITTS may be less than the yield on a conventional fixed or floating rate debt security of comparable maturity. There will be no periodic interest payments on Currency MITTS as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. Any return that you receive on Currency MITTS may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in Currency MITTS may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

If specified in the applicable term sheet, your investment return, if any, will be limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Exchange Rate Measure. If specified in the applicable term sheet, the appreciation potential of Currency MITTS will be limited to the Capped Value, regardless of the appreciation of the Exchange Rate Measure. In such a case, you will not receive a Redemption Amount greater than the Capped Value. In contrast, a direct investment in the relevant currencies would allow you to receive the full benefit of any appreciation in the value of those currencies.

Payments on Currency MITTS are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of Currency MITTS. Currency MITTS are senior unsecured debt obligations of the Issuer, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, Currency MITTS will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC. Any payment to be made on Currency MITTS, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they become due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of Currency MITTS and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of Currency MITTS. Because your return on Currency MITTS depends upon factors in addition to HSBC's ability to pay its obligations, such as the value of the applicable Exchange Rate Measure, an improvement in HSBC's credit ratings will not reduce the other investment risks related to Currency MITTS.

Commissions, fees and hedging costs may affect the price at which you will be able to sell the Currency MITTS in secondary market transactions. The original issue price of the Currency MITTS includes the underwriting commissions, certain fees and our cost of hedging our obligations under the Currency MITTS. Such cost includes the expected cost of providing the hedge, as well as the profit expected to be realized in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you will be able to sell the Currency MITTS in secondary market transactions, if at all, will likely be lower than the original issue price.

We cannot assure you that there will be a trading market for your Currency MITTS. If a secondary market exists, we cannot predict how the Currency MITTS will trade, or whether that market will be liquid or illiquid. The development of a trading market for Currency MITTS will depend on various factors, including our financial performance and changes in the value of the Exchange Rate Measure. The number of potential buyers of your Currency MITTS in any secondary market may be limited. There is no assurance that any party will be willing to purchase your Currency MITTS at any price in any secondary market.

We anticipate that one or more of the agents will act as a market-maker for Currency MITTS that it offers, but none of them is required to do so and may cease to do so at any time. Any price at which an agent may bid for, offer, purchase, or sell any Currency MITTS may be higher or lower than the applicable public offering price, and that price may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or transactions may affect the prices, if any, at which those Currency MITTS might otherwise trade in the market. In addition, if at any time any agent were to cease acting as a market-maker for any issue of Currency MITTS, it is likely that there would be significantly less liquidity in that secondary market. In such a case, the price at which those Currency MITTS could be sold likely would be lower than if an active market existed.

Unless otherwise stated in the term sheet, we will not list Currency MITTS on any securities exchange. Even if an application were made to list your Currency MITTS, we cannot assure you that the application will be approved or that your Currency MITTS will be listed and, if listed, that they will remain listed for their entire term. The listing of Currency MITTS on any securities exchange will not necessarily ensure that a trading market will develop, and if a trading market does develop, that there will be liquidity in the trading market.

The Redemption Amount will not reflect changes in the value of the Exchange Rate Measure that occur prior to the calculation day. Changes in the value of the Exchange Rate Measure during the term of Currency MITTS before the calculation day will not be reflected in the calculation of the Redemption Amount. To calculate the Redemption Amount, the calculation agent will compare only the Ending Value to the Starting Value. No other values of the Exchange Rate Measure will be taken into account. As a result, even if the value of the Exchange Rate Measure has increased at certain times during the term of the Currency MITTS, you may receive a Redemption Amount that, depending on the Minimum Redemption Amount, is less than the principal amount if the Ending Value is less than the Starting Value.

If your Currency MITTS are linked to a Basket, changes in the Exchange Rates of one or more of the Underlying Currencies may be offset by changes in the Exchange Rates of one or more of the other Underlying Currencies. The Exchange Rate Measure of your Currency MITTS may be a Basket. In such a case, changes in the Exchange Rates of one or more of the Underlying Currencies may not correlate with changes in the Exchange Rates of one or more of the other Underlying Currencies. The Exchange Rates of one or more of the Underlying Currencies may increase, while the Exchange Rates of one or more of the other Underlying Currencies may decrease or not increase as much. Therefore, in calculating the value of the Exchange Rate Measure at any time, increases in the Exchange Rate of one Underlying Currency may be moderated or wholly offset by decreases or lesser increases in the Exchange Rates of one or more of the other Underlying Currencies. If the Exchange Rate Weightings of the applicable Underlying Currencies are not equal, adverse changes in the Exchange Rates of the Underlying Currencies which are more heavily weighted could have a greater impact upon your Currency MITTS.

If you attempt to sell Currency MITTS prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount and the Minimum Redemption Amount. The limited protection against the risk of losses provided by the Minimum Redemption Amount will only apply if you hold Currency MITTS to maturity. You have no right to have your Currency MITTS redeemed prior to maturity. If you wish to liquidate your investment in Currency MITTS prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your Currency MITTS or no market at all. Even if you were able to sell your Currency MITTS, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. The impact of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe a specific factor's expected impact on the market value of Currency MITTS, assuming all other conditions remain constant.

- **Value of the Exchange Rate Measure.** We anticipate that the market value of Currency MITTS prior to maturity generally will depend to a significant extent on the applicable Exchange Rates. In general, it is expected that the market value of Currency MITTS will decrease as the value of the Exchange Rate Measure decreases, and increase as the value of the Exchange Rate Measure increases. However, as the value of the Exchange Rate Measure increases or decreases, the market value of Currency MITTS is not expected to increase or decrease at the same rate. If you sell your Currency MITTS when the value of the Exchange Rate Measure is less than, or not sufficiently above the applicable Starting Value, then you may receive less than the principal amount and the Minimum Redemption Amount of your Currency MITTS.

  In addition, if a Capped Value is specified in the applicable term sheet, because the Redemption Amount will not exceed that Capped Value, we do not expect that the Currency MITTS will trade in any secondary market at a price that is greater than the Capped Value.

- **Exchange Rate Movements.** The Exchange Rate for an Underlying Currency represents the number of units of that Underlying Currency for which one unit of the Base Currency can be exchanged. The Exchange Rate for an Underlying Currency increases when that Underlying Currency weakens relative to the Base Currency, and decreases when that Underlying Currency strengthens relative to the Base Currency. Changes in the

Exchange Rates could have a negative impact on the market value of Currency MITTS.

- **Volatilities of the Exchange Rates.** Volatility is the term used to describe the size and frequency of market fluctuations. Increases or decreases in the volatility of the Exchange Rate for an Underlying Currency may have an adverse impact on the market value of Currency MITTS. Even if the value of the Exchange Rate Measure increases after the applicable pricing date, if you are able to sell your Currency MITTS before their maturity date, you may receive substantially less than the amount that would be payable at maturity based on that value because of the anticipation that the Exchange Rates will continue to fluctuate until the Ending Value is determined.

- **Economic and Other Conditions Generally.** The general economic conditions of the capital markets in the United States and the non-U.S. countries in which the relevant currencies are issued or used, as well as geopolitical conditions and other financial, political, regulatory, and judicial events and related uncertainties that affect the foreign exchange markets generally, may affect the value of the Exchange Rate Measure and the market value of Currency MITTS.

- **Interest Rates.** We expect that changes in interest rates will affect the market value of Currency MITTS. In general, if U.S. interest rates increase, we expect that the market value of Currency MITTS will decrease, and conversely, if U.S. interest rates decrease, we expect that the market value of Currency MITTS will increase. In general, we expect that the longer the amount of time that remains until maturity, the more significant the impact of these changes will be on the value of the Currency MITTS. The levels of and changes in the levels of interest rates in the countries in which each Base Currency and each Underlying Currency are issued or used may affect the economies of these countries, and in turn, the applicable Exchange Rates, which may adversely affect the market value of Currency MITTS.

- **Our Financial Condition and Creditworthiness.** Our perceived creditworthiness, including any increases in the spread between the yield on our securities and the yield on U.S. Treasury securities (the "credit spread") and any actual or anticipated decreases in our credit ratings, may adversely affect the market value of the Currency MITTS. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the Currency MITTS. However, a decrease in our credit spreads or an improvement in our credit ratings will not necessarily increase the market value of Currency MITTS.

- **Time to Maturity.** There may be a disparity between the market value of the Currency MITTS prior to maturity and their value at maturity. This disparity is often called a time "value," "premium," or "discount," and reflects expectations concerning the value of the Exchange Rate Measure prior to the maturity date. As the time to maturity decreases, this disparity will likely decrease, such that the value of the Currency MITTS will approach the expected Redemption Amount to be paid at maturity.

Trading and hedging activities by us, the agents, and our respective affiliates may affect your return on the Currency MITTS and their market value. We, the agents, and our respective affiliates may buy or sell the relevant currencies, or futures or options contracts on those currencies. We may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under Currency MITTS. These transactions could affect the applicable Exchange Rates and, in turn, the value of the Exchange Rate Measure in a manner that could be adverse to your investment in Currency MITTS. On or before the applicable pricing date, any purchases or sales by us, the agents, and our respective affiliates, or others on our or their behalf may increase or decrease the Exchange Rate of an Underlying Currency. Consequently, the Exchange Rate of that Underlying Currency may change subsequent to the pricing date of an issue of Currency MITTS, adversely affecting the market value of Currency MITTS.

We, the agents, or one or more of our respective affiliates may also engage in hedging activities that could increase the value of the Exchange Rate Measure on the applicable pricing date. In addition, these activities may increase or decrease the market value of your Currency MITTS prior to maturity, including during the calculation day, and may affect the Redemption Amount. We, the agents, or one or more of our respective affiliates may purchase or otherwise acquire a long or short position in Currency MITTS, and may hold or resell Currency MITTS. For example, the agents may enter into these transactions in connection with any market making activities in which they engage. We cannot assure you that these activities will not adversely affect the value of the Exchange Rate Measure or the market value of your Currency MITTS prior to maturity or the Redemption Amount.

Our trading, hedging and other business activities, and those of the agents, may create conflicts of interest with you. We, the agents, or one or more of our respective affiliates may engage in trading activities related to the Exchange Rate Measure and the relevant currencies that are not for your account or on your behalf. We, the agents, or one or more of our respective affiliates also may issue or underwrite other financial instruments with returns based upon the applicable Exchange Rate Measure or one or more of the relevant currencies. These trading and other business activities may present a conflict of interest between your interest in Currency MITTS and the interests we, the agents, and our respective affiliates may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the value of the Exchange Rate Measure or secondary trading in your Currency MITTS, could be adverse to your interests as a beneficial owner of the Currency MITTS.

We, the agents, and our respective affiliates expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the Currency MITTS. We, the agents, or our respective affiliates also may enter into hedging transactions relating to other notes or instruments that we or they issue, some of which may have returns calculated in a manner similar to that of a particular issue of Currency MITTS. We may enter into such hedging arrangements with one or more of our subsidiaries or affiliates, or with one or more of the agents or their affiliates. Such a party may enter into additional hedging transactions with other parties relating to Currency MITTS and the applicable Exchange Rate Measure. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We, the agents, and our respective affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of Currency MITTS increases or decreases.

There may be potential conflicts of interest involving the calculation agent. We may appoint and remove the calculation agent. We or one of our affiliates may be the calculation agent or act as joint calculation agent for Currency MITTS and, as such, will determine the Initial Exchange Rate, the Final Exchange Rate and the Weighted Return of each Underlying Currency, the Starting Value, the Ending Value, and the Redemption Amount. Under some circumstances, these duties could result in a conflict of interest between our status as Issuer and our responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent's determination as to whether a Non-Publication Event has occurred, or the calculations related to the replacement of any related currencies. See the sections entitled "Description of Currency MITTS—Non-Publication Event," and "—Successor Currencies." The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we may serve as the calculation agent, potential conflicts of interest could arise.

In addition, we may appoint MLPF&S or one of its affiliates to act as the calculation agent or as joint calculation agent for Currency MITTS. As the calculation agent or joint calculation agent, MLPF&S or one of its affiliates will have discretion in making various determinations that affect your Currency MITTS. The exercise of this discretion by the calculation agent could adversely affect the value of your Currency MITTS and may present the calculation agent with a conflict of interest of the kind described under "—Trading and hedging activities by us, the agents, and our respective affiliates may affect your return on the Currency MITTS and their market value" and "—Our trading, hedging and other business activities, and those of the agents, may create conflicts of interest with you" above.

Currency MITTS are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction. Currency MITTS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the FDIC or any other governmental agency or program of the United States or any other jurisdiction. An investment in Currency MITTS is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Currency MITTS.

You may be required to include income on Currency MITTS over their term, even though you will not receive any payments until maturity. Currency MITTS are considered to be issued with original issue discount. You will be required to include income on Currency MITTS over their term based upon a comparable yield, even though you will not receive any payments until maturity. You are urged to review the section entitled "U.S. Federal Income Tax Summary" and consult your own tax advisor.

The U.S. federal income tax consequences of an investment in Currency MITTS are uncertain, and may be adverse to a holder of Currency MITTS. No statutory, judicial, or administrative authority directly addresses the characterization of Currency MITTS or securities similar to Currency MITTS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in Currency MITTS are not certain. We intend to treat Currency MITTS as debt instruments for U.S. federal income tax purposes. Accordingly, you should consider the tax consequences of investing in Currency MITTS, aspects of which are uncertain. See the section entitled "U.S. Federal Income Tax Summary."

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in Currency MITTS.

Risks Relating to the Exchange Rate Measure

You must rely on your own evaluation of the merits of an investment linked to the applicable Exchange Rate Measure. In the ordinary course of their businesses, we, the agents, and our respective affiliates may have expressed views on expected movements in the relevant currencies, and may do so in the future. These views or reports may be communicated to our clients and clients of these entities. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to the relevant currencies may at any time have significantly different views from our views and the views of these entities. For these reasons, you are encouraged to derive information concerning the relevant currencies from multiple sources, and you should not rely on our views or the views expressed by these entities.

The Redemption Amount will depend on the applicable Exchange Rates, which are affected by many complex factors outside of our control. The value of any Exchange Rate may be affected by complex political and economic factors. Each Exchange Rate is at any moment a result of the supply and demand for the applicable Underlying Currency relative to the applicable Base Currency, and changes in an Exchange Rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each Underlying Currency or Base Currency, including economic, financial, regulatory, social, and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments, and the extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal, and trade policies pursued by the governments in those countries and other countries important to international trade and finance.

Certain relevant information relating to the countries that have issued one or more of the relevant currencies may not be as well-known or as rapidly or thoroughly reported in the U.S. as is comparable information relating to the U.S. economy. You should be aware of the possible lack of availability of important information that can affect the value of the applicable currencies, particularly relative to the U.S. dollar, and you may need to make special efforts to obtain that information on a timely basis.

The Exchange Rate Measure on which your Currency MITTS are based could be affected by the actions of the applicable governments. Foreign exchange rates can be either fixed by sovereign governments or floating. Exchange rates of most economically developed nations and many developing nations are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. The applicable governments may use a variety of techniques, such as intervention by their central bank or the imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter an exchange rate or relative exchange characteristics by devaluating or revaluating that currency. As a result, a special risk in purchasing Currency MITTS is that their liquidity, market value, and Redemption Amount could be affected by the actions of those governments, which could change or interfere with otherwise freely determined currency valuation, fluctuations in response to other market forces, and the movement of such currencies across borders. Unless otherwise set forth in the applicable term sheet, there will be no adjustment or change in the terms of your Currency MITTS in the event that an Exchange Rate should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting any relevant currency (except for the limited instance of the issuance of a replacement currency, as more fully described below in the section entitled "Description of Currency MITTS—Successor Currencies").

Even though currencies trade around-the-clock, Currency MITTS will not trade around-the-clock and the prevailing market prices for Currency MITTS may not reflect the underlying Exchange Rates. The interbank market in foreign currencies is a global, around-the-clock market, which will not be the case for Currency MITTS. The hours of trading for your Currency MITTS will not conform to the hours during which any applicable currency is traded. Significant price and rate movements may take place in the applicable foreign exchange markets that will not be reflected immediately in the market price of your Currency MITTS. The possibility of these movements should be taken into account in relating the value of your Currency MITTS to movements occurring in the applicable foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers' offices, in bank foreign currency trading offices, and to others who wish to subscribe for this information. However, this information will not necessarily be reflected in the value of the applicable Exchange Rates used to calculate the Redemption Amount. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for you to obtain timely, accurate data about the state of the applicable foreign exchange markets.

Suspensions or disruptions of market trading in the applicable currencies may adversely affect the value of Currency MITTS. The currency markets are subject to temporary distortions and other disruptions due to a variety of factors. These factors include government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators. Any of these factors could impact the value of the applicable currencies and, therefore, adversely affect the value of Currency MITTS.

Other Risk Factors Relating to the Applicable Exchange Rate Measure

The applicable term sheet may set forth additional risk factors as to the Exchange Rate Measure that you should review prior to purchasing Currency MITTS.

USE OF PROCEEDS

We will use the net proceeds we receive from each sale of Currency MITTS for the purposes described in the accompanying prospectus supplement under "Use of Proceeds and Hedging." In addition, we expect that we or our affiliates may use a portion of the net proceeds to hedge our obligations under Currency MITTS.

DESCRIPTION OF CURRENCY MITTS

General

Each issue of Currency MITTS will be part of a series of notes entitled "Notes, Series 1" that will be issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is described more fully in the prospectus and prospectus supplement. The following description of Currency MITTS supplements and, to the extent it is inconsistent with, supersedes the description of the general terms and provisions of the notes and debt securities set forth under the headings "Description of Notes" in the prospectus supplement and "Description of Debt Securities" in the prospectus. These documents should be read in connection with the applicable term sheet.

The maturity date of the Currency MITTS and the aggregate principal amount of each issue of Currency MITTS will be stated in the term sheet.

We will not pay interest on Currency MITTS. Depending on the terms of the Currency MITTS, they may not guarantee full return of principal at maturity. Currency MITTS will be payable only in U.S. dollars.

Prior to the maturity date, Currency MITTS are not redeemable by us or repayable at the option of any holder. Currency MITTS are not subject to any sinking fund.

We will issue Currency MITTS in the denominations of whole units. Unless otherwise set forth in the applicable term sheet, each unit will have a principal amount of $10. The CUSIP number for each issue of Currency MITTS will be set forth in the applicable term sheet. You may transfer Currency MITTS only in whole units.

Payment at Maturity

At maturity, subject to our credit risk as issuer of Currency MITTS, you will receive a Redemption Amount, denominated in U.S. dollars. The "**Redemption Amount**" will be calculated as follows:

- If the Ending Value is greater than the Starting Value, then the Redemption Amount will equal:

$$\text{Principal Amount} + \left[\text{Principal Amount} \times \text{Participation Rate} \times \left(\frac{\text{Ending Value - Starting Value}}{\text{Starting Value}} \right) \right]$$

If so specified in the applicable term sheet, the Redemption Amount will not exceed a "**Capped Value**" set forth in the term sheet.

- If the Ending Value is equal to or less than the Starting Value, then the Redemption Amount will equal:

$$\text{Principal Amount} - \left[\text{Principal Amount} \times \left(\frac{\text{Starting Value - Ending Value}}{\text{Starting Value}} \right) \right]$$

PS-15

The Redemption Amount will not be less than the Minimum Redemption Amount per unit.

The "**Participation Rate**" will be equal to or greater than 100%, unless otherwise set forth in the applicable term sheet.

The "**Minimum Redemption Amount**" may be less than, equal to, or greater than, the principal amount, as specified in the applicable term sheet. If the Minimum Redemption Amount is less than the principal amount and the Ending Value is less than the Starting Value, you will lose a portion of your investment in Currency MITTS.

Each term sheet will provide examples of Redemption Amounts based on hypothetical Ending Values, and, if applicable, Capped Values.

The term sheet will set forth information as to the specific Exchange Rate Measure, including information as to the historical values of the Exchange Rate Measure and the applicable Exchange Rates. However, those historical values are not indicative of the future performance of the Exchange Rate Measure or the applicable Exchange Rates, or the performance of your Currency MITTS.

The Starting Value and the Ending Value

Starting Value

Unless otherwise specified in the term sheet, the "**Starting Value**" will be set to 100 on the pricing date.

We will assign each Underlying Currency a weighting (an "**Exchange Rate Weighting**") as follows:

- If the Exchange Rate Measure consists of a single Underlying Currency, its Exchange Rate Weighting will be 100%.

- If the Exchange Rate Measure is a Basket, then the sum of the Exchange Rate Weightings for the Underlying Currencies will equal 100%. We may assign equal or unequal Exchange Rate Weightings to the Underlying Currencies in a Basket.

In each case, the Exchange Rate Weightings will be set forth in the applicable term sheet. The Exchange Rate Weightings will be fixed on the pricing date, and will not change during the term of Currency MITTS.

Ending Value

Unless otherwise specified in the term sheet, the "**Ending Value**" will equal (i) 100 plus (ii) the product of (a) 100 and (b) the sum of the Weighted Return for each Underlying Currency.

Unless otherwise specified in the term sheet, the "**Weighted Return**" for each Underlying Currency will be determined by the calculation agent using one of the following formulas:

$$(a)\ \text{Exchange Rate Weighting}\ \ x\left(\frac{\text{Final Exchange Rate - Initial Exchange Rate}}{\text{Initial Exchange Rate}}\right);$$

$$(b)\ \text{Exchange Rate Weighting}\ \ x\left(\frac{\text{Final Exchange Rate - Initial Exchange Rate}}{\text{Final Exchange Rate}}\right);$$

$$(c)\ \text{Exchange Rate Weighting}\ \ x\left(\frac{\text{Initial Exchange Rate - Final Exchange Rate}}{\text{Initial Exchange Rate}}\right); \text{or}$$

$$(d)\ \text{Exchange Rate Weighting}\ \ x\left(\frac{\text{Initial Exchange Rate - Final Exchange Rate}}{\text{Final Exchange Rate}}\right).$$

The applicable formula will depend upon the market convention used for quoting the applicable Exchange Rate, and the terms of the applicable Currency MITTS, and will be set forth in the applicable term sheet.

The formulas in (a) and (b) above will result in the Weighted Return being negative when the Underlying Currency strengthens relative to the Base Currency, and being positive when the Underlying Currency weakens relative to the Base Currency. Unless otherwise set forth in the applicable term sheet, the formulas in (c) and (d) above will result in the Weighted Return being positive when the Underlying Currency strengthens relative to the Base Currency and being negative when the Underlying Currency weakens relative to the Base Currency.

Determination of Exchange Rates

Unless otherwise specified in the applicable term sheet:

- the "**Exchange Rate**" for an Underlying Currency will be expressed as the number of units of that Underlying Currency for which one unit of Base Currency can be exchanged, as set forth in the term sheet.

- the "**Initial Exchange Rate**" will be the Exchange Rate of the Underlying Currency as reported on the specified page at the specified time on the pricing date, as determined by the calculation agent.

- the "**Final Exchange Rate**" will be the Exchange Rates of the Underlying Currency as reported on the specified page at the specified time on the calculation day.

If so specified in the applicable term sheet, the Exchange Rate may be determined by reference to two different exchange rates. For example, to determine the Brazilian real/euro exchange rate, we may multiply the Brazilian real/U.S. dollar exchange rate by the U.S. dollar/euro exchange rate.

A "**calculation day**" will be a business day (as defined below), a Currency Business Day (as defined below), or a day which is both a business day and a Currency Business Day, that occur shortly before the maturity date. The calculation day will be set forth in the term sheet.

A "**business day**," unless otherwise set forth in the applicable term sheet, means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close and those banks are open for dealing in a foreign exchange and foreign currency deposits.

A "**Currency Business Day**," unless otherwise set forth in the applicable term sheet, means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in any of the countries which issue the applicable currency are authorized or required by law, regulation, or executive order to close and those banks are open for dealing in foreign exchange and foreign currency deposits.

Non-Publication Event

Unless otherwise set forth in the term sheet, for an Underlying Currency, if the following events occur (each, a "**Non-Publication Event**"):

- the Exchange Rate, or one or more of the relevant exchange rates used to calculate the applicable Exchange Rate, is not quoted on the specified page at the specified time on the pricing date (for purposes of determining the Initial Exchange Rate); or

- the calculation agent determines that the scheduled calculation day is not a business day or a Currency Business Day by reason of an extraordinary event, occurrence, declaration, or otherwise, or the Exchange Rate, or one or more of the relevant exchange rates, is not quoted on the specified page at the specified time on the scheduled calculation day (for purposes of determining the Final Exchange Rate),

then the calculation agent will determine the Initial Exchange Rate or the Final Exchange Rate for that Underlying Currency, as applicable, on the next applicable business day and/or Currency Business Day on which the Exchange Rate, or the relevant exchange rate that is affected by a Non-Publication Event, is so quoted. For the avoidance of doubt, with respect to the relevant exchange rate that is not affected by a Non-Publication Event, its value on the pricing date (for purpose of determining the Initial Exchange Rate) or the scheduled calculation day (for purpose of determining the Final Exchange Rate) will be used to calculate the applicable Exchange Rate.

However, in no event will the determination of the Exchange Rate for any Underlying Currency be postponed to a date (the "**final determination date**") that is later than the close of business in New York, New York on the second scheduled business day following the pricing date (for purposes of determining the Initial Exchange Rate) or the close of business in New York, New York on the second scheduled business day prior to the maturity date (for purposes of determining the Final Exchange Rate).

PS-18

If, following a Non-Publication Event and postponement as described above, the Exchange Rate for any Underlying Currency or any relevant exchange rate remains not quoted on the final determination date, the Initial Exchange Rate or the Final Exchange Rate for that Underlying Currency, as applicable, will nevertheless be determined on the final determination date. The calculation agent, in its sole discretion, will determine the Initial Exchange Rate or the Final Exchange Rate for that Underlying Currency on the applicable final determination date (and, in the case of the Final Exchange Rate, the applicable Weighted Return of that Underlying Currency and the Ending Value) in a manner which the calculation agent considers commercially reasonable under the circumstances.

Successor Currencies

If a Base Currency applicable to your Currency MITTS is replaced by a successor monetary unit (the "New Currency") as the legal tender of the Base Currency's country or jurisdiction, the calculation agent will calculate the Ending Value by using the exchange rate of the applicable Underlying Currency relative to the New Currency on the calculation day, multiplied by a fraction, the numerator of which will be "1" and the denominator of which will be the number of units of the applicable Base Currency represented by one unit of the New Currency. Conversely, in the event an Underlying Currency applicable to your Currency MITTS is replaced by a New Currency, the calculation agent will calculate the Ending Value by using the exchange rate of the New Currency relative to the applicable Base Currency on the calculation day, multiplied by the number of units of the applicable Underlying Currency represented by one unit of the New Currency. No other changes will be made to the terms of your Currency MITTS as a result of such replacement.

As an example of the calculation described above, if a Base Currency is replaced by a New Currency, and one unit of the New Currency has a value equal to 1,000 units of that Base Currency, the Ending Value would be calculated by using the applicable exchange rate of the applicable Underlying Currency (relative to the New Currency) multiplied by 1/1,000. Alternatively, if an Underlying Currency is replaced by a New Currency, and one unit of the New Currency has a value equal to 1,000 units of that Underlying Currency, the Ending Value would be calculated by using the applicable exchange rate of the New Currency (relative to the applicable Base Currency) multiplied by 1,000.

If a Base Currency or an Underlying Currency is replaced by two or more currencies, the calculation agent may select as the New Currency the currency resulting from that division (or a basket of two or more currencies resulting from that division) that it determines in good faith to be commercially reasonable under the circumstances, and may make such other adjustments to the terms of the Currency MITTS as it determines to be appropriate to reflect that event.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding Currency MITTS as described in this product supplement, including determinations regarding the Initial Exchange Rate, the Final Exchange Rate and the Weighted Return of each Underlying Currency, the Starting Value, the Ending Value, the Redemption Amount, any Non-Publication Events, any New Currencies, business days, and Currency Business Days. Absent manifest error, all determinations of the calculation agent will be conclusive for all purposes and final and binding on you and us, without any liability on the part of the calculation agent.

We or one of our affiliates may act as the calculation agent, or we may appoint MLPF&S or one of its affiliates to act as the calculation agent for Currency MITTS. Alternatively, we and MLPF&S or one of its affiliates may act as joint calculation agents for Currency MITTS. When we refer to a "calculation agent" in this product supplement or in any term sheet, we are referring to the applicable calculation agent or joint calculation agents, as the case may be. We may change the calculation agent at any time without notifying you. The identity of the calculation agent will be set forth in the applicable term sheet.

Same-Day Settlement and Payment

Currency MITTS will be delivered in book-entry form only through The Depository Trust Company against payment by purchasers of Currency MITTS in immediately available funds. We will pay the Redemption Amount in immediately available funds so long as the Currency MITTS are maintained in book-entry form.

Events of Default and Acceleration

Events of default are defined in the prospectus. If such event occurs and is continuing, unless otherwise stated in the term sheet, the amount payable to a holder of Currency MITTS upon any acceleration permitted under the Senior Indenture will be equal to the Redemption Amount described under the caption "—Payment at Maturity," determined as if the Currency MITTS matured on the date of acceleration. If the Currency MITTS have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to Currency MITTS. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the prospectus.

Listing

Unless otherwise specified in the applicable term sheet, the Currency MITTS will not be listed on a securities exchange or quotation system.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S and one or more of its affiliates may act as our agents for any offering of the Currency MITTS. The agents may act on either a principal basis or an agency basis, as set forth in the applicable term sheet. Each agent will be a party to a distribution agreement with us.

Each agent will receive an underwriting discount that is a percentage of the aggregate principal amount of Currency MITTS sold through its efforts, which will be set forth in the applicable term sheet. You must have an account with the applicable agent in order to purchase Currency MITTS.

None of the agents is acting as your fiduciary or advisor solely as a result of the making of any offering of the Currency MITTS, and you should not rely upon this product supplement, the term sheet, or the accompanying prospectus or prospectus supplement as investment advice or a recommendation to purchase any Currency MITTS. You should make your own investment decision regarding Currency MITTS after consulting with your legal, tax, and other advisors.

We have agreed to indemnify the agents against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the agents for specified expenses.

MLPF&S and its affiliates may use this product supplement, the prospectus supplement, and the prospectus, together with the applicable term sheet, in market-making transactions for any Currency MITTS after their initial sale solely for the purpose of providing investors with the description of the terms of the Currency MITTS that were made available to investors in connection with the initial distribution of the Currency MITTS. Secondary market investors should not, and will not be authorized to rely on these documents for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), MLPF&S has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Currency MITTS to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Currency MITTS to the public in that Relevant Member State:

(a) if an offer of those Currency MITTS may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a "Non-exempt Offer"), following the date of publication of a prospectus in relation to such Currency MITTS which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the final offering document contemplating such Non-exempt Offer, in accordance with the Prospectus Directive, in the period beginning and ending on the dates specified in such prospectus or final offering document, as applicable, and the issuer has consented in writing to its use for the purpose of that Non-exempt Offer;

(b) at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(c) at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant dealer or dealers nominated by the issuer for any such offer; or

(d) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

(i) provided that no such offer of Currency MITTS referred to in (b) to (d) above shall require the issuer or any dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Currency MITTS to the public", in relation to any Currency MITTS in any Relevant Member State, means the communication in any form and by any means of sufficient information on the terms of the offer and the Currency MITTS to be offered so as to enable an investor to decide to purchase or subscribe for the Currency MITTS, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

MLPF&S has represented and agreed that:

(a) in relation to any Currency MITTS which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing, or disposing of investments (as principal or as agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any Currency MITTS other than to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage, or dispose of investments (as principal or as agent) for the purposes of their businesses where the issue of Currency MITTS would otherwise constitute a contravention of section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Currency MITTS in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

(c)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to Currency MITTS in, from or otherwise involving the United Kingdom.

Argentina

Currency MITTS are not and will not be marketed in Argentina by means of a public offer of securities, as such term is defined under Section 16 of Argentine Law No. 17, 811, as amended, as securities. No application has been or will be made with the Argentine Comision Nacional de Valores, the Argentine securities governmental authority, to offer Currency MITTS in Argentina.

Brazil

The information contained in this product supplement and in the accompanying prospectus supplement and prospectus does not constitute a public offering or distribution of securities in Brazil and no registration or filing with respect to any securities or financial products described in these documents has been made with the Comissão de Valores Mobiliários (the "CVM"). No public offer of securities or financial products described in this product supplement or in the accompanying prospectus supplement and prospectus should be made in Brazil without the applicable registration at the CVM.

The People's Republic of China

These offering documents have not been filed with or approved by the People's Republic of China (for such purposes, not including Hong Kong and Macau Special Administrative Regions or Taiwan) authorities, and is not an offer of securities (whether public offering or private placement) within the meaning of the Securities Law or other pertinent laws and regulations of the People's Republic of China. These offering documents shall not be offered to the general public if used within the People's Republic of China, and Currency MITTS so offered cannot be sold to anyone that is not a qualified purchaser of the People's Republic of China. MLPF&S has represented, warranted and agreed that Currency MITTS are not being offered or sold and may not be offered or sold, directly or indirectly, in the People's Republic of China, except under circumstances that will result in compliance with applicable laws and regulations.

France

The offering documents have not been approved by the Autorité des marchés financiers ("AMF").

Offers of Currency MITTS (a) have only been made and will only be made to the public (offre au public) in France or an admission of Currency MITTS to trading on a regulated market in France in the period beginning (i) when a prospectus in relation to those Currency MITTS has been approved by the AMF, on the date of such publication or, (ii) when a prospectus in relation to those Currency MITTS has been approved by the competent authority of another Member State of the European Economic Area which has implemented the EU Prospectus Directive 2003/71/EC, on the date of notification of such approval to the AMF and, in either case, when the formalities required by French laws and regulations have been carried out, and ending at the latest on the date which is 12 months after the date of the approval of the prospectus, all in accordance with articles L.412-1 and L.621-8 to L.621-8-3 of the French Code monétaire et financier and the Règlement général of the AMF, or (b) have only been made and will only be made to the public in France or an admission of Currency MITTS to trading on a regulated market in France in circumstances which do not require the publication by the offeror of a prospectus pursuant to the French Code monétaire et financier and the Règlement général of the Autorité des marchés financiers.

Currency MITTS have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France, and have not been distributed or caused to be distributed and the offering documents, or any other offering material relating to Currency MITTS, will not be distributed or caused to be distributed to the public in France, and such offers, sales and distributions have been and will be made in France only to (i) providers of the investment service of portfolio management for the account of third parties, and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, acting for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier. The direct or indirect resale of Currency MITTS to the public in France may be made only as provided by, and in accordance with, articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Code monétaire et financier.

In addition, Currency MITTS, the offering documents and any other offering material relating to Currency MITTS, have not been and will not be distributed or caused to be distributed in the Republic of France, other than to investors to whom offers and sales of Currency MITTS in the Republic of France may be made as described above.

Mexico

Currency MITTS have not been and will not be registered in the National Securities Registry (Registro Nacional de Valores). Therefore, Currency MITTS may not be offered or sold in the United Mexican States ("Mexico") by any means except in circumstances which do not constitute a public offering (oferta pública) within the meaning of the Securities Market Law (Ley del Mercado de Valores) and its regulations. All applicable provisions of the Securities Market Law must be complied with in respect to anything done in relation to Currency MITTS in, from or otherwise involving Mexico.

Netherlands

Each agent has represented and agreed that it has not made and will not make an offer of Currency MITTS to the public in the Netherlands other than to qualified investors (gekwalificeerde beleggers), provided that no such offer of Currency MITTS will require us or any agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

New Zealand

No offeree of Currency MITTS shall directly or indirectly offer, sell or deliver any Currency MITTS, or distribute the offering documents or any advertisement in relation to any offer of Currency MITTS, in New Zealand other than to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money, or who are each required to pay a minimum subscription price of at least NZ$500,000 for Currency MITTS (excluding any amounts lent by the issuer or any of its affiliates) before the allotment of those Currency MITTS, or who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public, or in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

Philippines

THE SECURITIES BEING OFFERED OR SOLD HAVE NOT BEEN REGISTERED WITH THE PHILLIPINES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES REGULATION CODE. ANY FUTURE OFFER OR SALE THEREOF IS SUBJECT TO REGISTRATION REQUIREMENTS UNDER THE CODE UNLESS SUCH OFFER OR SALE QUALIFIES AS AN EXEMPT TRANSACTION.

Switzerland

Currency MITTS may not be offered or sold, directly or indirectly, in Switzerland except in circumstances that will not result in the offer of Currency MITTS being a public offering in Switzerland within the meaning of the Swiss Federal Code of Obligations ("CO"). None of these offering documents constitutes a prospectus as that term is understood pursuant to Article 652a or 1156 CO, and none of these documents may be publicly distributed or otherwise made publicly available in Switzerland. Currency MITTS are not authorized by or registered with the Swiss Financial Market Supervisory Authority as a foreign collective investment scheme. Therefore, investors do not benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Financial Market Supervisory Authority.

Taiwan

Currency MITTS may not be issued, sold, or offered in Taiwan. No subscription or other offer to purchase Currency MITTS shall be binding on us until received and accepted by us or MLPF&S outside of Taiwan (the "Place of Acceptance"), and the purchase/sale contract arising therefrom shall be deemed a contract entered into in the Place of Acceptance.

Uruguay

Currency MITTS have not been registered under the Uruguayan Securities Market Law or recorded in the Uruguayan Central Bank. Currency MITTS are not available publicly in Uruguay and are offered only on a private basis. No action may be taken in Uruguay that would render any offering of Currency MITTS a public offering in Uruguay. No Uruguayan regulatory authority has approved Currency MITTS or passed on our solvency. In addition, any resale of Currency MITTS must be made in a manner that will not constitute a public offering in Uruguay.

Los valores no han sido registrados bajo la Ley de Mercado de Valores de la República Oriental del Uruguay o registrados ante el Banco Central del Uruguay. Los valores no son ofrecidos en forma pública en Uruguay y lo son únicamente en forma privada. Ninguna acción puede ser adoptada en Uruguay en relación a estos valores que resulte en que esta oferta de valores sea una oferta pública de valores en Uruguay. Ninguna autoridad regulatoria del Uruguay ha aprobado estos valores o se ha manifestado sobre nuestra solvencia. Adicionalmente, cualquier reventa de estos valores debe ser realizada en forma tal que no constituya oferta pública de valores en el Uruguay.

U.S. FEDERAL INCOME TAX SUMMARY

The following discussion supplements, and to the extent inconsistent supersedes, the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), regulations promulgated under the Code by the U.S. Treasury Department ("Treasury") (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service ("IRS"), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder. If the tax consequences associated with Currency MITTS are different than those described below, they will be described in the applicable term sheet.

This summary is directed solely to U.S. holders and non-U.S. holders that, except as otherwise specifically noted, will purchase Currency MITTS upon original issuance and will hold Currency MITTS as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. This summary assumes that the Currency MITTS have a term that exceeds one year and that both the issue price of Currency MITTS, as determined for U.S. federal income tax purposes, and the Minimum Redemption amount equal the principal amount of the Currency MITTS.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of Currency MITTS, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

No statutory, judicial, or administrative authority directly addresses the characterization of Currency MITTS or securities similar to Currency MITTS for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in Currency MITTS are not certain. We intend to treat Currency MITTS as debt instruments for U.S. federal income tax purposes and as "contingent payment debt instruments" for U.S. federal income tax purposes, subject to taxation under the "noncontingent bond method." In the opinion of Morrison & Foerster LLP, special U.S. tax counsel to us, it is reasonable to treat Currency MITTS as contingent payment debt instruments. The balance of this discussion assumes that this characterization is proper and will be respected.

U.S. Holders

If Currency MITTS are properly characterized as contingent payment debt instruments for U.S. federal income tax purposes, such Currency MITTS generally will be subject to U.S. Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under "U.S Federal Income Tax Considerations—U.S.

Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments" in the accompanying prospectus supplement, a U.S. holder will be required to report original issue discount or interest income based on a "comparable yield" and a "projected payment schedule," established by us for determining interest accruals and adjustments with respect to Currency MITTS. A U.S. holder of Currency MITTS generally will be required to include in income original issue discount in excess of actual cash payments received for certain taxable years. The U.S. federal income tax treatment of Currency MITTS to a U.S. holder will depend on whether the "denomination currency" (as defined in the applicable Treasury regulations) of Currency MITTS is the U.S. dollar. Unless otherwise specified in the applicable term sheet, we intend to take the position that the denomination currency of Currency MITTS is the U.S. dollar and the balance of this discussion so assumes. Accordingly, Currency MITTS are not subject to the special rules described in the Treasury regulations governing nonfunctional currency contingent payment debt instruments.

We expect that the applicable term sheet will include a table that sets forth the following information with respect to the principal amount of Currency MITTS for each of the applicable accrual periods through the maturity date of Currency MITTS: (i) the amount of interest deemed to have accrued during the accrual period, and (ii) the total amount of interest deemed to have accrued from the original issue date through the end of the accrual period. The table will be based upon a projected payment schedule and a comparable yield. The comparable yield will be determined based upon market conditions as of the date of the applicable term sheet. Please note that the comparable yield is likely to change between the date of any preliminary term sheet and the date of the related final term sheet. Therefore, the projected payment schedule included in any preliminary term sheet will be subject to change. We will determine the actual projected payment schedule and the actual comparable yield on the pricing date. Any tax accrual table included in a preliminary term sheet will be revised, and the revised table will be set forth in the final term sheet prepared in connection with the initial sale of Currency MITTS.

Upon a sale, exchange, retirement, or other disposition of Currency MITTS, a U.S. holder generally will recognize taxable gain or loss equal to the difference between the amount realized and that holder's tax basis in Currency MITTS. A U.S. holder's tax basis in Currency MITTS generally will equal the cost of the Currency MITTS, increased by the amount of original issue discount previously accrued by the holder for the Currency MITTS and reduced by any projected payments for previous periods on Currency MITTS. A U.S. holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. holder's holding period for Currency MITTS. The deductibility of capital losses by a U.S. holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under "U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for the material U.S. federal income tax consequences that will apply to non-U.S. holders of Currency MITTS.

Backup Withholding and Information Reporting

Please see the discussion under "U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding" in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on Currency MITTS.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act ("FATCA") will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends ("Withholdable Payments"), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or otherwise complies with FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

These withholding and reporting requirements will generally apply to U.S. source periodic payments made after December 31, 2013 and to payments of gross proceeds from a sale or redemption made after December 31, 2016. If we determine withholding is appropriate with respect to the Currency MITTS, we will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. However, the withholding tax will not be imposed on payments pursuant to obligations outstanding as of January 1, 2014. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Currency MITTS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a "**Plan**"), should consider the fiduciary standards of ERISA in the context of the Plan's particular circumstances before authorizing an investment in the Currency MITTS. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we, the agents, and certain of our respective subsidiaries and affiliates may be each considered a party in interest within the meaning of ERISA, or a disqualified person (within the meaning of the Code), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also "**Plans**"). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Currency MITTS are acquired by or with the assets of a Plan with respect to which we or any of our affiliates is a party in interest, unless the Currency MITTS are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the Currency MITTS. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm's-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the "**Service Provider Exemption**").

Because we may be considered a party in interest with respect to many Plans, the Currency MITTS may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan's investment in the entity (a "**Plan Asset Entity**") or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Currency MITTS will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Currency MITTS that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Currency MITTS on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

Further, any person acquiring or holding the Currency MITTS on behalf of any plan or with any plan assets shall be deemed to represent on behalf of itself and such plan that (x) the plan is paying no more than, and is receiving no less than, adequate consideration within the meaning of Section 408(b)(17) of ERISA in connection with the transaction or any redemption of the Currency MITTS, (y) none of us, MLPF&S, or any other agent directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined above) or otherwise acts in a fiduciary capacity with respect to the assets of the plan within the meaning of ERISA and (z) in making the foregoing representations and warranties, such person has applied sound business principles in determining whether fair market value will be paid, and has made such determination acting in good faith.

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws ("**similar laws**"). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

In addition, any purchaser, that is a Plan or a Plan Asset Entity or that is acquiring the Currency MITTS on behalf of a Plan or a Plan Asset Entity, including any fiduciary purchasing on behalf of a Plan or Plan Asset entity, will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Currency MITTS that (a) none of us, MLPF&S, or any of our respective affiliates is a "**fiduciary**" (under Section 3(21) of ERISA, or under any final or proposed regulations thereunder, or with respect to a governmental, church, or foreign plan under any substantially similar applicable law or regulation) with respect to the acquisition, holding or disposition of the Currency MITTS, or as a result of any exercise by us or our affiliates of any rights in connection with the Currency MITTS, (b) no advice provided by us or any of our affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the Currency MITTS and the transactions contemplated with respect to the Currency MITTS, and (c) such purchaser recognizes and agrees that any communication from us or any of our affiliates to the purchaser with respect to the Currency MITTS is not intended by us or any of our affiliates to be impartial investment advice and is rendered in its capacity as a seller of such Currency MITTS and not a fiduciary to such purchaser. Purchasers of the Currency MITTS have exclusive responsibility for ensuring that their purchase, holding, and disposition of the Currency MITTS do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Currency MITTS on behalf of or with "plan assets" of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.